Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Third Quarter and Nine-month period ended September 30, 2024

Glyfada, Greece, November 29, 2024, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the third quarter and nine-month period ended September 30, 2024.

•	Revenue

o	$9 million in Q3 2024

o	$26.2 million in 9M 2024

•	Net income / (loss)

o	$0.6 million net loss in Q3 2024

o	$2.4 million net income in 9M 2024

•	Adjusted EBITDA

o	$2.9 million in Q3 2024

o	$8.9 million in 9M 2024

•	Time Charter Equivalent

o	$13,867 per day in Q3 2024

o	$13,450 per day in 9M 2024

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of one Supramax, five Kamsarmax and 3 Ultramax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Cyprus
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
GLBS Hero	2024	Nihon Shipyard Co., Ltd.	Ultramax	January 2024	64,000	Marshall Is.
GLBS Might	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000	Marshall Is.
GLBS Magic	2024	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000	Marshall Is.
GLBS Angel	2016	Hudong-Zhonghua	Kamsarmax	November 2024	81,119	Marshall Is.
Weighted Average Age: 7.4 Years as at November 29, 2024					652,432

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“During the third quarter and nine-month period, although the charter rates started to weaken, we have remained optimistic in the positive signs of the market. We continue to monitor developments in the price and availability of new fuels as well as the global movement towards greener shipping.

Furthermore, we are alert to the various technical and operational challenges the mid-size vessels face with the new fuel regulations that might come into effect, and we closely follow both the latest regulatory news and technical solutions on that front.

We believe that regulatory developments and efficiency requirements will put a pressure on the competitiveness of older vessels due to their higher fuel consumption and higher carbon footprint; older, less efficient vessels would be forced most likely to either leave the market or undergo costly upgrades and technical adjustments, if they are available, and would have to be justified. We view this as positive for the market going forward. The efficiency requirements worldwide are increasing yearly which not only affects the cost side, but also the vessel’s hiring potential of how it is perceived and assessed in the market by charterers for various trades.

As we have previously reported, the Company took delivery of its third fuel-efficient eco EEDI Tier III Ultramax bulk carrier in late September and went on to employ it with a reputable European operator at a premium to the Baltic Supramax Index 10 TC routes.

In order for us to meet the challenges of the future the Company is committed to develop a modern and fuel-efficient fleet. We remain confident that this is the best way forward to serve our clients and create long-term value for our shareholders.”

Recent Developments

Acquisition of new vessels

On September 11, 2024, the Company paid the remaining $18 million at Nantong Cosco KHI Ship Engineering Co., Ltd. and on September 20, 2024, the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on August 23, 2023, and was named “m/v GLBS Magic”. The total cost of the new vessel was approximately $35.3 million.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million, both financed with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the 2016-built Vessel has been paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the 2014-built Vessel will be paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, the Company took delivery of the m/v “GLBS Angel”, a 2016-built Kamsarmax dry bulk carrier. Delivery of the 2014-built Kamsarmax vessel is expected within December 2024.

Earnings Highlights

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2024	2023	2024	2023
Revenue	8,950	7,681	26,179	24,095
Net income / (loss)	(550)	3,469	2,430	4,894
Adjusted EBITDA (1)	2,907	1,997	8,881	4,245
Basic & diluted earnings / (loss) per share (2)	(0.03)	0.17	0.12	0.24

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the nine-month period ended September 30, 2024, and 2023 was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2024, and 2023 was 20,582,301.

Third quarter of the year 2024 compared to the third quarter of the year 2023

Net loss for the third quarter of the year 2024 amounted to $0.55 million or $0.03 basic loss per share based on 20,582,301 weighted average number of shares compared to net income of $3.5 million or $0.17 basic income per share based on 20,582,301 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended September 30, 2024, and 2023, our Revenues reached $8.95 million and $7.7 million, respectively. The 16% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the third quarter of 2024 compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the third quarter of 2024 was $13,867 per vessel per day against $9,994 per vessel per day during the same period in 2023 corresponding to an increase of 39%.

First nine months of the year 2024 compared to the first nine months of the year 2023

Net income for the nine-month period ended September 30, 2024, amounted to $2.4 million or $0.12 basic income per share based on 20,582,301 weighted average number of shares, compared to $4.9 million for the same period last year or $0.24 basic income per share based on 20,582,301 weighted average number of shares.

Revenue

During the nine-month period ended September 30, 2024, and 2023, our Revenues reached $26.2 million and $24.1 million, respectively. The 9% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2024, compared to the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2024 was $13,450 per vessel per day against $8,979 per vessel per day during the same period in 2023, corresponding to an increase of 50%, which is attributed to the better conditions throughout the bulk market for the first nine months of 2024.

Fleet Summary data

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Ownership days (1)	612	695	1,862	2,298
Available days (2)	612	695	1,862	2,225
Operating days (3)	609	674	1,848	2,181
Fleet utilization (4)	99.6%	97%	99.3%	98%
Average number of vessels (5)	6.7	7.6	6.8	8.4
Daily time charter equivalent (TCE) rate (6)	$13,867	$9,994	$13,450	$8,979
Daily operating expenses (7)	$5,824	$5,640	$5,326	$5,557

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	8,950	7,681	26,179	24,095
Voyage and Operating vessel expenses	(3,934)	(4,563)	(10,776)	(16,611)
General and administrative expenses	(2,147)	(1,111)	(6,527)	(3,223)
Depreciation and amortization	(2,100)	(2,199)	(6,485)	(6,966)
Reversal of Impairment	-	-	1,891	4,400
Other (expenses)/income & gain from sale of vessel, net	40	3,795	7	3,860
Interest expense/income, finance cost and foreign exchange (losses) / gains, net	(1,035)	(433)	(2,077)	(1,442)
Gain/(Loss) on derivative financial instruments, net	(324)	299	218	781
Net income / (loss) for the period	(550)	3,469	2,430	4,894

Basic net income / (loss) per share for the period (1)	(0.03)	0.17	0.12	0.24
Adjusted EBITDA (2)	2,907	1,997	8,881	4,245

(1) The weighted average number of shares for the nine-month period ended September 30, 2024, and 2023 was 20,582,301. The weighted average number of shares for the three-month period ended September 30, 2024, and 2023 was 20,582,301.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from/(used in) operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(Expressed in thousands of U.S. dollars)	(unaudited)		(unaudited)
Net income/(loss) for the period	(550)	3,469	2,430	4,894
Interest expense/income and finance cost, net	1,035	433	2,077	1,442
Loss / (Gain) on derivative financial instruments, net	324	(299)	(218)	(781)
Depreciation and amortization	2,100	2,199	6,485	6,966
Reversal of Impairment loss	-	-	(1,891)	(4,400)
Gain from sale of vessel	(2)	(3,805)	(2)	(3,876)
Adjusted EBITDA	2,907	1,997	8,881	4,245
Payment of deferred dry-docking costs	67	(3,183)	(470)	(9,570)
Net decrease/(increase) in operating assets	(256)	485	(382)	1,473
Net (increase)/decrease in operating liabilities	328	(534)	2,699	(1,616)
Provision for staff retirement indemnities	(1)	(7)	31	19
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(20)	4	(7)	(13)
Net cash generated from/(used in) operating activities	3,025	(1,238)	10,752	(5,462)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(Expressed in thousands of U.S. dollars)	(unaudited)		(unaudited)
Statement of cash flow data:
Net cash generated from / (used in) operating activities	3,025	(1,238)	10,752	(5,462)
Net cash (used in) / generated from investing activities	(35,158)	10,909	(64,402)	21,614
Net cash generated from financing activities	21,072	15,413	39,152	9,333

	As at September 30,	As at December 31,
	2024	2023
(Expressed in thousands of U.S. Dollars)	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	210,333	147,803
Cash and cash equivalents (including current restricted cash)	63,552	77,822
Other current and non-current assets	6,197	5,776
Total assets	280,082	231,401
Total equity	178,400	175,970
Total debt & Finance liabilities, net of unamortized debt discount	95,270	52,259
Other current and non-current liabilities	6,412	3,172
Total equity and liabilities	280,082	231,401

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 652,432 Dwt and a weighted average age of 7.4 years as at November 29, 2024.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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